EXHIBIT 99.1

FirstService Appoints Joan E. Sproul to Its Board of Directors

TORONTO, May 15, 2018 (GLOBE NEWSWIRE) -- FirstService Corporation (TSX:FSV) (NASDAQ:FSV) (“FirstService”) announced today the appointment of Joan E. Sproul to its Board of Directors. Ms. Sproul’s appointment expands the Board to eight directors, six of whom are independent directors. Ms. Sproul will also serve as a member of the Audit Committee.

Ms. Sproul was most recently the Executive Vice President, Finance (CFO) & Chief Administrative Officer of the Sinai Health System in Toronto, Canada, which is comprised of Mount Sinai Hospital, Bridgepoint Active Healthcare, Lunenfeld-Tanenbaum Research Institute and Circle of Care.  In addition to serving more than 20 years in various finance-related roles at Mount Sinai Hospital and its affiliated healthcare organizations, Ms. Sproul previously held a number of senior financial positions in the hospitality industry.  Ms. Sproul holds a Chartered Professional Accountant (CPA) designation and a Bachelor of Commerce degree from the University of Toronto.

“We are extremely pleased to have Joan join the FirstService Board,” said Jay Hennick, Chairman of the Board of Directors of FirstService.  “Joan’s tenure and expertise in accounting and finance-related areas will provide a valuable addition to both our Board and Audit Committee. We look forward to her contributions in driving continued success at our Company.”

About FirstService Corporation
FirstService Corporation is a North American leader in the essential outsourced property services sector, serving its customers through two industry-leading service platforms: FirstService Residential - North America’s largest manager of residential communities; and FirstService Brands - one of North America’s largest providers of essential property services delivered through individually branded franchise systems and company-owned operations.

FirstService generates US$1.7 billion in annual revenues and has more than 19,000 employees across North America. With significant insider ownership and an experienced management team, FirstService has a long-term track record of creating value and superior returns for shareholders. The Subordinate Voting Shares of FirstService trade on the NASDAQ and the Toronto Stock Exchange under the symbol “FSV.” More information is available at www.firstservice.com.

COMPANY CONTACTS:

D. Scott Patterson
CEO
(416) 960-9500

Jeremy Rakusin
CFO
(416) 960-9500